UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Acadia Healthcare Company, Inc.

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

00404A109

(CUSIP Number)

Bain Capital Investors, LLC

John Hancock Tower

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00404A109	13D	Page 2 of 16

1	Names of Reporting Persons Bain Capital Fund VIII, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO - Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,941,666 Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,941,666 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,941,666 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.11%
14	Type of Reporting Person OO - Other

CUSIP No. 00404A109	13D	Page 3 of 16

1	Names of Reporting Persons Bain Capital VIII Coinvestment Fund, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO - Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 387,155 Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 387,155 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 387,155 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.54%
14	Type of Reporting Person OO - Other

CUSIP No. 00404A109	13D	Page 4 of 16

1	Names of Reporting Persons BCIP Associates - G
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO - Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,087 Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,087 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.01%
14	Type of Reporting Person OO - Other

CUSIP No. 00404A109	13D	Page 5 of 16

1	Names of Reporting Persons BCIP Associates III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO - Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 65,813 Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,813 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,813 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.09%
14	Type of Reporting Person OO - Other

CUSIP No. 00404A109	13D	Page 6 of 16

1	Names of Reporting Persons BCIP T Associates III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO - Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,868 Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,868 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,868 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.04%
14	Type of Reporting Person OO - Other

CUSIP No. 00404A109	13D	Page 7 of 16

1	Names of Reporting Persons BCIP Associates III-B, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO - Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,010 Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,010 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,010 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person OO - Other

CUSIP No. 00404A109	13D	Page 8 of 16

1	Names of Reporting Persons BCIP T Associates III-B, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO - Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,835 Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,835 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.01%
14	Type of Reporting Person OO - Other

CUSIP No. 00404A109	13D	Page 9 of 16

1	Names of Reporting Persons Bain Capital (CR) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO - Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,768 Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,768 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,768 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%
14	Type of Reporting Person PN

CUSIP No. 00404A109	13D	Page 10 of 16

1	Names of Reporting Persons RGIP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO - Other
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,774 Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,774 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,774 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person PN

CUSIP No. 00404A109	13D	Page 11 of 16

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 1 to Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”) of the Issuer and amends the initial statement on Schedule 13D filed by Bain Capital Investors, LLC relating to the Common Stock (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

CUSIP No. 00404A109	13D	Page 12 of 16

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) This statement is being filed by the following persons (collectively, the “Reporting Persons”): Bain Capital Fund VIII, LLC, a Delaware limited liability company (“Fund VIII”), Bain Capital VIII Coinvestment Fund, LLC, a Delaware limited liability company (“Coinvestment Fund VIII”), BCIP Associates – G, a Delaware general partnership (“Associates – G”), BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III”), BCIP T Associates III, LLC, a Delaware limited liability company (“BCIP T III”), BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B”), BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIP T III-B”), and Bain Capital (CR) L.P., a Cayman Islands exempted limited partnership (“Bain CR,” and collectively with Fund VIII, Coinvestment Fund VIII, Associates – G, BCIP III, BCIP T III, BCIP III-B and BCIP T III-B, the “Bain Capital Entities”), and RGIP, LP, a Delaware limited partnership (“RGIP”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

The principal business address of each of the Bain Capital Entities is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116. The principal business address of RGIP is c/o Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199.

Bain Capital Investors, LLC (“BCI”) is the sole general partner of Bain Capital Partners VIII, L.P., which is the sole member of both (i) Bain Capital Fund VIII, L.P., the sole member of Fund VIII and (ii) Bain Capital VIII Coinvestment Fund, L.P., the sole member of Coinvestment Fund VIII. BCI is also the managing partner of (i) Associates – G, (ii) BCIP Associates III, which is the manager of BCIP III, (iii) BCIP Trust Associates III, which is the manager of BCIP T III, (iv) BCIP Associates III-B, which is the manager of BCIP III-B, and (v) BCIP Trust Associates III-B, which is the manager of BCIP T III-B. BCI is also the general partner of Bain CR. RGIP GP, LLC is the general partner of RGIP, LP.

The Reporting Persons have entered into a joint filing agreement dated August 17, 2015 and are making this single, joint filing pursuant to Rule 13d-1(k).

(c) Each of the Reporting Persons is principally engaged in the business of investment in securities.

(d)-(e) During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The shares of Common Stock held by Bain CR were acquired as a transfer from Crystal Navy upon its liquidation.

CUSIP No. 00404A109	13D	Page 13 of 16

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 4, and 6 are hereby incorporated herein by reference.

(a) – (b) Amount beneficially owned as of the date hereof: (i) 2,941,666 shares of Common Stock are held by Fund VIII; (ii) 387,155 shares of Common Stock are held by Coinvestment Fund VIII; (iii) 1,087 shares of Common Stock are held by Associates – G; (iv) 65,813 shares of Common Stock are held by BCIP III; (v) 29,868 shares of Common Stock are held by BCIP T III; (vi) 9,010 shares of Common Stock are held by BCIP III-B; (vii) 1,835 shares of Common Stock are held by BCIP T III-B; (viii) 15,768 shares of Common Stock are held by Bain CR; and (ix) 8,774 shares of Common Stock are held by RGIP.

The Reporting Persons, other than Bain CR, entered into the Stockholders Agreement, which is further described in Item 6 below. By virtue of the Stockholders Agreement, the Reporting Persons and the other parties to the Stockholders Agreement listed below may be deemed to be a “group” within the meaning of Rule 13d-5 under the Act.

WCP	Acadia Management
Waud Capital Partners II, L.P.	Joey A. Jacobs
Waud Capital Partners QP II, L.P.	The Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011
WCP FIF II (Acadia), L.P.	The Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011
Waud Capital Partners III, L.P.	Brent Turner
Waud Capital Partners QP III, L.P.	The Elizabeth Grace Turner 2011 Vested Trust
WCP FIF III (Acadia), L.P.	The William Jesse Turner 2011 Vested Trust
Waud Capital Affiliates II, LLC	Ronald M. Fincher
Waud Capital Affiliates III, LLC	The Ras W. Fincher II Trust u/a/d 9/13/11
Waud Family Partners, L.P.	The Morgan M. Fincher Trust u/a/d 9/13/11
Reeve B. Waud 2011 Family Trust	The Cody C. Fincher Trust u/a/d 9/13/11
Waud Capital Partners, LLC	Jack E. Polson
Crystal Cove LP	The Jack E. Polson Family 2013 Grantor Retained Annuity Trust
Reeve B. Waud	Christopher L. Howard
Melissa Waud	Danny E. Carpenter
Robert W. Swinson
Fred T. Dodd, Jr.
Randall P. Goldberg

Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” with any of the Reporting Persons or any other person, and this Schedule 13D shall not be construed as an acknowledgment that any of the Reporting Persons beneficially owns any shares of Common Stock beneficially owned by any of the other Reporting Persons or any other person or is a member of a group with any Reporting Person or any other person. The Reporting Persons have been advised that, as of August 14, 2015, (i) 1,881,777 shares of Common Stock are beneficially owned by members of the Issuer’s current and former management subject to the Stockholders Agreement and (ii) 9,391,259 shares of Common Stock are held by certain affiliates of Waud Capital Parnters, L.L.C. (“WCP”).

(c) On August 14, 2015, the Reporting Persons collectively sold 2,357,222 shares of Common Stock in an underwritten public offering pursuant to an Underwriting Agreement, as further described in Item 6 below. In connection with the underwritten public offering, certain of the Bain Capital Entities distributed 42,778 shares of Common Stock to certain partners or other employees of the Bain Capital Entities. The partners and other employees of the Bain Capital Entities that received shares of Common Stock from the distribution made charitable contributions of the shares of Common Stock.

CUSIP No. 00404A109	13D	Page 14 of 16

(d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement

On August 10, 2015, the Reporting Persons entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer, certain affiliates of WCP (the “WCP Affiliates”), certain members of the Issuer’s management (the “Management Sellers”), the other selling stockholders named therein (collectively with the Reporting Persons, the WCP Affiliates and the Management Sellers, the “Selling Stockholders”) and UBS Securities LLC (the “Underwriter”), pursuant to which the Underwriter agreed to purchase an aggregate of 5,033,230 shares of Common Stock from the Selling Stockholders at a price of $80.47 per share.

Lock-up Agreement

In connection with the Underwriting Agreement, each of the Reporting Persons entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter. Under the Lock-up Agreement, each Reporting Person agreed not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 60 days after August 10, 2015 without first obtaining the written consent of the Underwriter.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 7.05	Joint Filing Agreement by and among the Reporting Persons, dated August 17, 2015

Exhibit 7.06	Underwriting Agreement, dated August 10, 2015, by and among the Issuer, the Selling Stockholders and the Underwriter (incorporated by reference to Exhibit 1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2015)

Exhibit 7.07	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2015)

CUSIP No. 00404A109	13D	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	August 17, 2015

Bain Capital Fund VIII, LLC

By:	Bain Capital Fund VIII, L.P.,
its sole member

By:	Bain Capital Partners VIII, L.P.,
its general partner

By:	Bain Capital Investors, LLC,
its general partner

Bain Capital VIII Coinvestment Fund, LLC

By:	Bain Capital VIII Coinvestment Fund, L.P.,
its sole member

By:	Bain Capital Partners VIII, L.P.,
its general partner

By:	Bain Capital Investors, LLC,
its general partner

BCIP Associates - G

By:	Bain Capital Investors, LLC,
its managing partner

BCIP Associates III, LLC

By:	BCIP Associates III,
its manager

By:	Bain Capital Investors, LLC,
its managing partner

BCIP T Associates III, LLC

By:	BCIP Trust Associates III,
its manager

By:	Bain Capital Investors, LLC,
its managing partner

BCIP Associates III-B, LLC

By:	BCIP Associates III-B,
its manager

CUSIP No. 00404A109	13D	Page 16 of 16

By:	Bain Capital Investors, LLC,
its managing partner

BCIP T Associates III-B, LLC

By:	BCIP Trust Associates III-B,
its manager

By:	Bain Capital Investors, LLC,
its managing partner

Bain Capital (CR) L.P.

By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Managing Director

RGIP, LP

By:	RGIP GP, LLC,
its general partner

By:	/s/ Ann L. Milner
Name:	Ann L. Milner
Title:	Managing Member